EXHIBIT 2

                              AGP and Company, Inc.


                                                                July 3, 1996

Social Expressions Acquisition Corporation
42 Oak Drive
Bedford, New York  03110

Dear Omar:

     I am in receipt of your letter dated July 1, 1996. I thank you for your interest in purchasing the common stock of TMC Group, Inc. and I hope that we can work to complete a transaction that will benefit all parties involved.

          I have asked, on behalf of the Company, Steven Dreyer, of Hall Dickler Kent Friedman and Wood to review your proposal and to work with the disinterested Board Members in assessing the proposal and developing a course of action that could lead to a successful conclusion. Mr. Dryer will clearly outline the legal steps required for the Board and shareholder actions relating to any approval process or procedure necessary to consummate your proposed transaction. We will require, however, additional information regarding the details of your proposed offer in order to proceed to the next step. We will be forwarding to you a list of additional information required. In the meantime, to move the process ahead efficiently, it would be helpful for you to expand the information contained in your offer, such as the who and what firms, if any, are involved, what is the new capitalization, how can have the securities been valued, what happens to the Company's existing debt, etc.?.

          We shall be in contact with you shortly. If you have any questions, feel free to contact Mr. Dreyer at (212) 399 5580. Thank you for your proposal.

                                                     Sincerely,

                                                     /s/ Steven W. Bingaman
                                                     Steven W. Bingaman

CC:      James Howard
         Steven Dreyer, Esq.



                   551 Fifth Avenue, New York, New York 10017
                        (212) 682-6168 Fax (212) 682-6217